Item 77(i) - Terms of New or Amended Securities

AMENDMENT TO DECLARATION AND
AGREEMENT OF TRUST
In response to Sub-Item 77i(b), Amendment to
Declaration and Agreement of Trust, effective as of December 15, 2016, of Lord Abbett Investment Trust
(the "Trust"), a Delaware statutory trust, (i) the establishment of two new series of shares of the Trust to be designated the "Lord Abbett Corporate Bond Fund" and the "Lord Abbett Short Duration Core Bond Fund" ;
and (ii) the establishment of the following classes of the Lord Abbett Corporate Bond Fund: Class A, Class C,
Class F, Class F3, Class I, Class R2, Class R3, Class R4,
Class R5, Class R6, and Class T; and (iii) establishment of the following classes of the Lord Abbett Short
Duration Core Bond Fund: Class A, Class C, Class F,
Class F3, Class I, Class R2, Class R3, Class R4, Class
R5, Class R6, and Class T.
The Amendment to the Declaration and Agreement of Trust is hereby attached as Item 77Q1(d).